Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated April 15, 2005 relating to the consolidated financial statements and consolidated financial statement schedule of DrugMax, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs concerning (i) uncertainty regarding the Company’s ability to continue as a going concern and (ii) the changes in the methods of accounting for negative goodwill, goodwill and other intangible assets to conform to Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/    Deloitte & Touche LLP

Hartford, Connecticut

July 6, 2005